Exhibit 99.1


                              FOR IMMEDIATE RELEASE


    Investors:                                   Media:
    Emer Reynolds                                Anita Kawatra
    Ph:      353-1-709-4000                      Ph:  212-407-5755
             800-252-3526                             800-252-3526

                    ELAN TO SELL EUROPEAN SALES AND MARKETING
                            BUSINESS FOR $120 MILLION

DUBLIN, IRELAND, DECEMBER 23, 2003 --Elan Corporation, plc today announced that it has agreed to sell its European sales and marketing business to Medeus UK Limited, a new UK pharmaceutical company backed by Apax Partners Funds. Under the terms of the agreement Elan will receive total consideration of approximately $120 million. Elan also said that it was retaining its operations in Athlone, Ireland and its research and development operations in Stevenage, UK and that it separately anticipates selling certain rights to two products in the UK and Ireland for approximately $10 million.

Kelly Martin, Elan's president and Chief Executive Officer, said, "Divesting these operations is consistent with our strategy of focusing on areas that are essential to our future and enables us to tailor our European sales and marketing efforts toward our pipeline products. We are also pleased to note that individuals who have contributed to our sales and marketing success in Europe will have an opportunity to continue to contribute as employees of Medeus UK Limited."

The transaction includes the divestment of its sales and marketing operation in the UK and 100 percent of the equity in Elan sales and marketing affiliates in Germany, France, Spain, Italy and Ireland. In 2002, Elan recorded net revenue and gross profit for these products of $70.1 million and $50.7 million, respectively. For the first nine months of 2003, Elan recorded net revenue and gross profit for these products of $56.4 million and $38.7 million, respectively. Elan expects to record a pre-tax gain of approximately $10 million from this transaction.

Apax Partners is a leading international private equity firm, and Apax Partners Funds has a successful track record of early and later stage healthcare investments. The transaction is subject to regulatory approvals, third party consents and other customary conditions, and is expected to close


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Elan To Sell European Sales & Marketing Business
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during the first quarter of 2004. Proceeds from the projected sale will form part of Elan's proceeds from the divestment of assets as outlined in its recovery plan.

About Elan
Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgment as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that the funds received from this transaction will have a material contribution to Elan's efforts to, or predict or guarantee Elan's ability to, raise substantial proceeds from the divestment of assets. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.